                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JULY 2001



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                     Form 20-F   [x]           Form 40-F   [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes  [ ]       No  [x]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)

3 July 2001
                          WILLIS GROUP HOLDINGS LIMITED

                        PROPOSED SALE OF WILLIS NATIONAL

Willis Group Holdings Limited and Abbey National plc, the current joint owners of Willis National, the independent financial advisory business, announce today that they have entered into an agreement to sell Willis National to Bristol & West plc, the wholly owned subsidiary of Bank of Ireland. The consideration consists of Stg(pound)36million plus Stg(pound)4million for assets in the form of cash currently held by Willis National. The transaction is conditional on various regulatory clearances. It is intended that the transaction will be financed from the internal resources of Bank of Ireland Group.

Willis National is a leading provider of independent financial advice, with particular expertise in investments and pension planning. This year's winner of the Money Marketing Corporate IFA of the year award, Willis National employs 300 staff working from a network of 18 UK offices.

The proposed acquisition of Willis National supports Bank of Ireland's strategy of building Bristol & West's presence in selected profitable market segments, including specialist mortgage products and personal savings and investments as well as expanding into independent advisory activities. This follows Bristol & West's acquisitions of Chase de Vere and MoneyeXtra last year.

The purchase of Willis National will diversify Bristol & West's advice capability as over 60% of Willis National's income is derived from pension and corporate business - a market segment in which Bristol & West is currently under represented. Bristol & West expects to realise synergies as a result of the transaction. Following completion of the acquisition Bristol & West intends to merge Willis National and its MoneyeXtra subsidiary to create a single advice based organisation with enhanced sales capability integrating internet, call centre and face to face advice.

Joe Plumeri, Chairman and Chief Executive of Willis Group, said: As we focus increasingly on providing risk management services to the corporate sector, it is right that we reduce our presence in the IFA market. We are delighted that Willis National is joining such an excellent organisation.

"The Willis National team has done a great job in growing the business to its current high level. We thank Jeremy Budden and his colleagues for their contributions and extend them every good wish for the future".

Jeremy Budden, Willis National Chairman and Chief Executive, said: "This is excellent news for the Willis National team. Following our creation in 1997, we have been well supported by Willis and Abbey National as we established a reputation for innovative products and attentive service. We look forward to the opportunities for growth which being part of Bristol & West group will bring".

Jeff Warren, Bristol & West's Chief Executive, said: "Willis National is a leading IFA with excellent consultants. The purchase will complement our existing activities in this fast growing market, accelerate the development of the MoneyeXtra proposition, and add the important specialism of workplace advice. This is an important step forward for the group, which also offers significant benefits to Willis National's staff and customers".

The proposed purchase is expected to be completed by end of July.

KPMG was the corporate financial adviser to both shareholders on this transaction.

Willis Group is one of three global insurance brokers. It provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries.

ENQUIRIES
Willis National
         Nicholas Jones, Group Director of Communications     +44(0)207 488 8190

Bank of Ireland
         David Holden, Head of Group Public Affairs           +353(0)1 604 3833
         Mary King, Head of Group Investor Relations          +353(0)1 604 3501
Bristol & West
         Michael Gutsell, Public Relations Officer            +44(0)117 943 7199
Abbey National
         Gug Kyriacou, Senior Media Relations Executive       +44(0)207 612 4363




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        WILLIS GROUP HOLDINGS LIMITED


                                        By:   /s/ Mary E. Caiazzo
                                            ------------------------------------
                                            Mary E. Caiazzo
                                            Assistant General Counsel


Date: July 3, 2001